Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MentalHappy Inc.
2193 Fillmore St, 15
San Francisco, CA 94115
MentalHappy.com

Up to $534,989.52 in Common Stock at $7.32
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MentalHappy Inc.
Address: 2193 Fillmore St, 15, San Francisco, CA 94115
State of Incorporation: DE
Date Incorporated: January 04, 2016

Terms:

Equity

Offering Minimum: $9,999.12 | 1,366 shares of Common Stock
Offering Maximum: $534,989.52 | 73,086 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.32
Minimum Investment Amount (per investor): $497.76

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family:

Invest within the first 72 hours and receive 15% bonus shares with your investment.

Super Early Bird:

Invest within the first week and receive 10% bonus shares with your investment.

Early Bird:

Invest within the two weeks and receive 5% bonus shares with your investment.

<u>Amount-Based:</u>

Tier 1: $500+

Invest $500 or more and receive a MentalHappy Laptop Sticker and a thank you note from the CEO.

Tier 2: $1,000+

Invest $1,000 or more and receive a thank you Wellness Kit that includes luxury holistic products for you and a handwritten personal note from our CEO.

Tier 3: $2,500+

Invest $2,500 or more and receive a Wellness Retreat Day with the CEO, team, and other investors at this level.

Tier 4: $5000+

Invest $5,000 or more and receive 5% bonus shares and a phone call from the CEO.

Tier 5: $10,000+

Invest $10,000 or more and receive 10% bonus shares and a private investor dinner in San Francisco, CA. Transportation is not included.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

MentalHappy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.32 / share, you will receive and own 110 shares for $732. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MentalHappy Inc. is a telehealth platform that allows health professionals to facilitate online support groups.

The MentalHappy App gives the professionals a safe and secure place to facilitate open dialogue via chat or virtual meetings, teach helpful topics and resources, and offer practical tips and support to group members. We give the professionals space to do what they do best -- know their limits, share their expertise, and be creative.

We charge a 10% fee from their monthly earnings on the app, and professionals can set their own subscription price for access to their groups.

Competitors and Industry

The current competitive landscape includes traditional in-office therapist services who are licensed psychiatrists or psychologists. Teletherapy phone-based therapy services such as TalkSpace or BetterHelp, and self-care apps such as Calm and Headspace, or during a mental health crisis, a strong competitor is hospital emergency rooms. Our closest competitor is The Mighty; an online community for those looking to connect with others with similar mental health disorders.

We believe the problem with current Meditation Apps (Calm, Headspace, etc.) is that they have low compliance and retention and no additional value. Our second closest competitors, Teletherapy (Talkspace, BetterHelp), lack community and no incentives for quality providers. We believe traditional therapy services are expensive and not easily accessible to people of all socio-economic backgrounds.

Expert-led peer support groups are a scalable solution that offer accessible, affordable, and culturally sensitive mental health resources, which allows the leaders to do more of what they want - more people in need.

The global mental health apps market size is $5.2 billion and is expected to reach $17.5 billion by 2030. It is expected to expand at a CAGR of 16.5% from 2022 to 2030. (Source: Grand View Research)

Current Stage and Roadmap

We've designed, built, and launched Mobile Apps available for iOS and Android.

Health and wellness professionals are hosting private support groups on our site. In addition to individual practitioners, we we have executed letters of intent to enter into partnerships with larger health providers.

"https://apps.apple.com/us/app/mentalhappy/id1574363583
https://play.google.com/store/apps/developer?id=MentalHappy

Over the next three years, we will continue to expand our user growth by offering the MentalHappy platform in different languages. Spanish will be the following language we offer.

The Team

Officers and Directors

Name: Tamar Lucien Blue

Tamar Lucien Blue's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Director
  Dates of Service: January 04, 2016 - Present
  Responsibilities: The CEO's role is to set the strategy and direction of the company, build and lead the executive and support team, allocate capital to the company's priorities, model and set the company's culture, values, and behavior, and work closely with technical and design team on features for the website. Tamar Blue, a shareholder, works as CEO and has been paid very limited amounts given her participation. CEO Salary for 2021 was $30,873.00.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $535,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform and related product for self-development and mental illness prevention. Our revenues are therefore dependent upon the market for such community.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

MentalHappy was formed on January 4, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MentalHappy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MentalHappy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MentalHappy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MentalHappy could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tamar Lucien Blue	550,000	Common Stock	57.0%
Kwame Ampem	220,313	Common Stock	22.0%

The Company's Securities

The Company has authorized SAFE, Convertible Note, Preferred Stock, SAFE, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 73,086 of Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $193,556.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The note converts upon an acquisition, sale, or a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00
Maturity Date: March 25, 2018
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: The Convertible Note will convert at a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with Convertible Note.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights will be determined by the BOD.

Material Rights

Holders of Preferred Stock have a liquidation preference over holders of Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $811,500.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: Series A Financing

Material Rights

There are no material rights associated with SAFE.

Common Stock

The amount of security authorized is 8,000,000 with a total of 958,093 outstanding.

Voting Rights

10 votes per share. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Article III Section 3.9 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the

Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

ARTICLE VIII RIGHT OF FIRST REFUSAL

Section 14.1 Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XIV Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

Section 14.2. In addition to the restriction set forth in Section 14.1 above and subject to the rights of the holders of any series of preferred stock to transfer capital stock under specified circumstances, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior consent of the corporation, upon duly authorized action of its Board of Directors. Without in any way limiting the basis on which the corporation may elect not to consent to a sale, assignment, pledge or transfer, the corporation does not at any time intend to consent to any requested sale, assignment, pledge or transfer (i) to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly, or (ii) if such sale, assignment, pledge or transfer increases the risk of the corporation having a class of security held of record by five hundred or more persons, as described in Section 12(g) of the 1934 Act, and Rule 12g5-1 promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such sale, assignment, pledge or transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities or if such sale, assignment, pledge or transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or if such sale, assignment, pledge or transfer is to be effected in a brokered transaction; or if such sale, assignment, pledge or transfer represents a sale, assignment, pledge or transfer of less than all of the shares then held by the

stockholder and its affiliates or is to be made to more than a single transferee. All shares sold, assigned, pledged or transferred with the corporation's consent pursuant to this bylaw shall continue to be subject to the provisions of this bylaw in the same manner as before said sale, assignment, pledge or transfer.

Section 14.3 Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(a) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(b) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(c) A stockholder's transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation.

(d) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the corporation.

(e) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(f) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(g) A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

(h) A transfer by a stockholder that is a limited liability company to any or all of its members or former members.

(i) A transfer by a stockholder that is a trust to any or all of its beneficiaries or former beneficiaries.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE

Final amount sold: $35,000.00
Use of proceeds: Operations
Date: September 11, 2020
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $25,000.00
Use of proceeds: Operations
Date: September 12, 2020
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $205,579.87
Number of Securities Sold: 39,577
Use of proceeds: The capital raised during this funding round was deployed to build MentalHappy apps in iOS and Android.
Date: May 07, 2021
Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
Final amount sold: $811,500.00
Use of proceeds: The capital raised in this round was deployed to build software and grow user acquisition.
Date: April 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Operating Results comparing December 31, 2021 to December 31, 2020

Revenue

Revenue for fiscal year 2021 was $0 and revenue for the fiscal year 2020 was also $0. This was due to the pivot the Company did to develop a new software service rather than a physical product. These years, the software service was in development.

COGS

The cost of sales for 2021 and 2020 was $0.

Gross Margins

The gross margins for 2021 and 2020 were $0, respectively.

Expenses

The company's expenses consisted of, among other things, compensations and benefits, marketing and sales expenses, fees for professional services, and research and development. Total expenses went from $168,975 in 2020 to $314,983 in 2021, which was an 86% increase. The research and development expenses were the largest expense taking up 46.7% of expenses in 2020 and 51% in 2021. Salaries and employee costs were kept to a minimum of 14% for 2020 and 23% for 2021.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because MentalHappy cash flow in the past was solely based on corporate and consumer sales from our previous product, wellness kits (Cheerbox). This product is no longer being sold. However, cash flow in the future will be based on a new revenue channel and product offering: monthly service fee due from The MentalHappy App. We do expect to grow into some new areas such as expanding our efforts of acquiring new member-customers and partnerships for larger product distribution. The Company expects revenue generation to begin in 2023 as our current users are on a pilot.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2022, the Company has capital resources available - approximately $254,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We can access other capital resource via our other venture partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 30% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $24,000 for expenses related to software application development and partnership acquisition.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 22 months. This is based on a current monthly burn rate of $35,000 for expenses related to software develpment, partnership acquistion and team salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including lines of credit.

Indebtedness

- **Creditor:** Stripe
  Amount Owed: $4,055.00
  Interest Rate: 18.0%

- **Creditor:** Convertible Note - The Mill Fund I LLC
  Amount Owed: $30,000.00
  Interest Rate: 5.0%
  On March 24, 2016, the Company entered into a convertible note agreement with The Mill Fund I LLC for total principal amount of $30,000. The instrument carries an interest rate of 5% and was to mature after the second anniversary of the issue date. Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,013,240.76

Valuation Details:

MentalHappy's $7M pre-money valuation is calculated based on a few key factors:

Since our last pre-money valuation of $6M, we've raised over $1M from top investors such as Northwestern Mutual Ventures, Y Combinator, Index Ventures, and other notable angel investors including our investors on StartEngine.

Additionally, we've designed, built, and launched web and mobile application products that are currently in use by individual customers and organizations.

Lastly, our valuation is relative to seed round raises of other telehealth subscription services in the mental wellness sector. Our closest competitor, The Mighty, raised $2.5M for their seed round in 2015. The Mighty has valuable assets of a member-based community and provides online peer support groups similar to MentalHappy. However, The Mighty is more of a social media site for mental health, while MentalHappy is health solution focused. MentalHappy's competitive advantage is that we have a monthly subscription-based business model, and The Mighty does not appear to yet have a business model. Additionally, we offer our members science-backed tools to help support mental well-being. We've discounted our valuation at seed stage round compared to The Mighty as it is a later stage company.

The Company set its valuation internally without a formal-third party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock with outstanding shares. The Company does not have any outstanding options, warrants, or shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities

currently outstanding. The Company currently has $1,035,056 in Convertible Securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Software Development*
  44.5%
  We will use the minimum funds raised toward expanding development. This will include improving the functionality of our software on iOS and Android.

- *StartEngine One-Time Platform Fee*
  50.0%

If we raise the over allotment amount of $534,989.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Software Development*
  50.0%
  We will use the maxiumum funds raised toward expanding development. This will include improving the functionality of our software on iOS and Android. This will also allow us to bring on key talent in the areas of engineering as well.

- *Marketing*
  43.5%
  We will use 44.5% of our maximum funding goal towards marketing. Our marketing efforts will be for user acquisition of our mobile app. Additionally, we will allocate funds towards hiring a head of partnerships to grow through larger distribution channels.

- *StartEngine One-Time Platform Fee*
  1.0%

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at MentalHappy.com (https://www.mentalhappy.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mentalhappy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MentalHappy Inc.

[See attached]

MENTALHAPPY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MentalHappy Inc.
San Francisco, California

We have reviewed the accompanying financial statements of MentalHappy Inc (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 12, 2022
Los Angeles, California

MENTALHAPPY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	344,678	$	80,188
Prepaids and Other Current Assets		2,896		-
Total Current Assets		**347,574**		**80,188**
Total Assets	**$**	**347,574**	**$**	**80,188**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,030	$	33,841
Credit Card		1,000		7,000
Current Portion of Loans and Notes		-		4,742
Convertible Note		30,000		30,000
Accrued interest on Convertible Note		10,137		8,165
Forward Financing		3,645		4,077
Shareholder Loan		-		894
Total Current Liabilities		**46,812**		**88,719**
Simple Agreement for Future Equity (SAFEs)		193,556		193,556
Total Liabilities		**240,367**		**282,275**
STOCKHOLDERS EQUITY				
Common Stock		143		140
Additional Paid in Capital		884,811		261,740
Treasury stock		(44)		(44)
Equity Issuance Cost		(5,000)		(3,000)
Retained Earnings/(Accumulated Deficit)		(772,704)		(460,923)
Total Stockholders' Equity		**107,207**		**(202,087)**
Total Liabilities and Stockholders' Equity	**$**	**347,574**	**$**	**80,188**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	94,545	47,670
Research and Development	161,872	79,011
Sales and Marketing	58,567	42,294
Total operating expenses	314,983	168,975
Operating Income/(Loss)	(314,983)	(168,975)
Interest Expense	1,539	1,880
Other Loss/(Income)	(4,742)	-
Income/(Loss) before provision for income taxes	(311,781)	(170,855)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (311,781)**	**$ (170,855)**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Treasury Stock Shares	Treasury Stock Amount	Equity Issuance Cost	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	1,138,848	$ **114**	$ **45,956**			-	$ **(290,069)**	$ **(243,999)**
Issuance of Stock	257,876	26	215,784			$ (3,000)		212,810
Shares Repurchased				(440,625)	(44)			(44)
Net income/(loss)							(170,855)	(170,855)
Balance—December 31, 2020	1,359,161	140	261,740	(440,625)	(44)	(3,000)	$ (460,923)	$ **(202,088)**
Issuance of Stock	37,563	4	623,071			(2,000)		621,075
Capital contribution			-					-
Net income/(loss)							(311,781)	(311,781)
Balance—December 31, 2021	**1,396,724**	$ **143**	$ **884,811**	$ **(440,625)**	$ **(44)**	$ **(5,000)**	$ **(772,704)**	$ **107,207**

See accompanying notes to financial statements.

MentalHappy Inc.

Statements of Cash Flows

(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(311,781)	$	(170,855)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
PPP loan forgivness	$	(4,742)		
Changes in operating assets and liabilities:				
Inventories		-		2,315
Prepaids and Other Current Assets		(2,896)		-
Accounts Payable		(31,811)		27,217
Credit Card		(6,000)		(876)
Accrued interest on Convertible Note		1,972		1,880
Net cash provided/(used) by operating activities		**(355,257)**		**(140,318)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		212,810
Issuance of Stock		621,075		
Share repurchase				(44)
Forward Financing		(432)		(333)
Borrowing on Shareholder Loans		(894)		894
Borrowing on Promissory Notes and Loans		-		4,742
Net cash provided/(used) by financing activities		**619,748**		**218,069**
Change in Cash		264,491		77,751
Cash—beginning of year		80,188		2,436
Cash—end of year	$	**344,678**	$	**80,187**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,539	$	1,880
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

MentalHappy Inc. was incorporated on January 4th, 2016, in the state of Delaware. The financial statements of MentalHappy Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

MentalHappy teaches people practical steps to help them reduce stress, silence negative thoughts, increase self-awareness, grow confidence, and positively respond to their life's challenges. The Company helps people on their healing journey build a positive mindset and emotional state through tools and social support.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $94,678 and 0 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

MentalHeppy is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from subscriptions to its platform, from a percentage fee collected on transactions.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $58,576 and $42,303, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,000,000 shares of Common Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 956,099 shares and 918,536 shares have been issued and are outstanding respectively.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Shares with $0.0001 par value. There have been no Preferred Shares issued and outstanding as of December 31, 2021, and December 31, 2020.

4.   DEBT

Promissory Notes & Loans

During 2020, the Company entered SBA PPP loan in the amount of $4,742, the details of the Company's loans and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 4,742	1.00%	2/5/2020	Forgiven in full	$ 47	$ 47	$ 4,742		$ 4,742
Total					$ 47	$ 47	$ 4,742	$ -	$ 4,742

During 2021, the SBA PPP loan was forgiven in full.

Forward Financing

During fiscal year 2019, the Company entered into a finance agreement with Stripe Capital in the amount of $7,000. It has a withhold rate of 18.4%. As of December 31, 2021, and December 31, 2020, the outstanding balance was $3,645 and $4,077, respectively.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	2021	2020
SAFE Agreements:Dutra Liu Family Trust	Fiscal Year 2017	$ 6,000,000	$ 25,000	$ 25,000
SAFE Agreements:KAU JONES FAMILY TRUST	Fiscal Year 2018	$ 6,000,000	$ 50,000	$ 50,000
SAFE Agreements:Seibel Revocable Trust	Fiscal Year 2018	$ 6,000,000	$ 25,000	$ 25,000
SAFE Agreements:YC HOLDINGS II, LLC	Fiscal Year 2018	Not set	$ 93,556	$ 93,556
Total SAFE(s)			$ 193,556	$ 193,556

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note-The Mill Fund I LLC	$ 30,000	5.00%	3.24.2016 -		1,500	1,500	30,000		30,000	1,500	1,500	30,000	$ -	30,000
Total	$ 30,000				$ 1,500	$ 1,500	$ 30,000	$ -	$ 30,000	$ 1,500	$ 1,500	$ 30,000	$ -	$ 30,000

On March 24, 2016, the Company entered into a convertible note agreement with The Mill Fund I LLC for total principal amount of $30,000. The instrument carries an interest rate of 5% and was to mature after the second anniversary of the issue date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (79,816)	$ (21,979)
Valuation Allowance	79,816	21,979
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (134,904)	$ (55,089)
Valuation Allowance	134,904	55,089
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $ 526,971, and the Company had state net operating loss ("NOL") carryforwards of approximately $526,971. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 12, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

MentalHappy

Expanding digital healthcare for everyone



MentalHappy
Expanding digital health care for everyone
Over $1M previously raised
Signed health care partnership
Welcome to MentalHappy
Let's Get Started

Website   San Francisco, CA   HEALTH TECH

MentalHappy is a telehealth platform that allows health professionals to facilitate online support groups.

$0.00 raised

$205,580 previously crowdfunded



0 Investors	$7.01M Valuation
$7.32 Price per Share	$497.76 Min. Investment
Common Shares Offered	Equity Offering Type
$535K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview   Team   Terms   Updates   Comments   Follow

Reasons to Invest

- Product is in use by licensed doctors and health professionals across the U.S.
- Signed partnership with leading cancer patient recovery program
- Raised over $1M in venture funding by top Silicon Valley investors

OVERVIEW

We're a subscription service tool for health and wellness professionals.



Ralph Edwards
1-2 yrs experience
Consulting Services

Dr. Kelly Rowland
Licensed Professional
10 yrs experience

Dr. Michael Walters
Consulting Services
5+ yrs experience

Dr. Sharon Jones
1-2 yrs experience
Consulting Services

While there are more and more platforms with therapists, often, it's the same therapists on multiple platforms. That's *good*, but **46% of therapists say they are overwhelmed and burned out.** And there are only 30 licensed therapists for every 100,000 people in the U.S.

There isn't enough "human power" to meet the tsunami-level demand for mental health services.

Our innovative **health-tech software** is a **safe and secure platform.**

We've designed, built, and launched a HIPAA Compliant mobile app used by health and wellness practitioners across the U.S. to expand mental health services.

In 2020, we raised money from top Silicon Valley investors. Our mission is to expand mental wellness access to over 1 billion people worldwide.

THE PROBLEM

Few Therapist and Crisis Level Demand for Mental Wellness



SEVERE SHORTAGE OF THERAPISTS
This many licensed therapists to help
31.3
/
This many people in need!
100,000

The U.S. is experiencing a severe shortage of therapists — according to the American Psychological Association (APA), **there are only 31.3 licensed psychologists per 100,000 people** (source). Many therapists and psychologists have long waitlists, making it harder for new patients to start treatment. And the pandemic has only widened the shortage gap and caused a mental health crisis in both adults and

children.

Plus, **60 million people live in rural areas** in the United States, where they just simply aren't within driving distance of any type of mental health facility or office (source).

THE MARKET

Demand for virtual mental wellness services is growing



Tapping into a
$200 Billion
MARKET

We've tapped into a $200 billion global market with a solution that many business models have simply overlooked— and that is the efficacy of expert-led peer support groups (source).

COVID-19 generated unparalleled demand for virtual mental health care services. But it seems that telehealth may be here to stay. According to McKinsey, overall telehealth use has stabilized at levels 38X higher than before the pandemic (source).

The market for mental health apps is projected to exceed 17.5B by 2030 (source). The larger telemental health market is growing with the CAGR of 33.95% in the forecast period of 2021 to 2028 (source).



Growing demand for virtual mental health services like the MentalHappy App
38x
Since the pandemic
33.95%
Compound annual growth rate between 2021 - 2028

THE SOLUTION

MentalHappy aims to help health professionals expand access to mental health services

Expert-led peer support groups are a scalable solution that offer accessible, affordable, and culturally sensitive mental health resources.

The MentalHappy app allows **health institutions and professionals** to:

- Expand mental health services through online support groups
- Provide additional guidance and practical wellness solutions
- Schedule and conduct virtual group sessions
- Connect clients and patients safely with peers for emotional support
- Reduce hospitalization rates and days spent in inpatient services


Secure,
safe and private

OUR TRACTION

In Less than 8 Months

We've rolled out **iOS** and **Android versions of our apps, on-boarded** over 50 **health and wellness professionals**, and signed a **partnership deal** with cancer recovery programs supported by leading medical research.

We've seen 12% MoM growth since we launched the peer support product (March 2022 to April 2022).

Our brand is a leading voice in de-

stigmatizing mental health

We've also been featured in **TechCrunch, Forbes, Nasdaq,** Silicon Valley Business Journal, **Revolt TV**.

We've teamed up with NFL Hall of Famer, Terrell Owens, who has earned us mentions in **AfroTech, Good Day LA**.


AFROTECH
Topics Watch Podcast Future 50 Submit Story
MentalHappy
FEATURED
Former NFL Players Jay Barnett & Terrell Owens Team Up To Tackle America's Mental Health Crisis
Here's to breaking the stigma when it comes to Black men and mental health. Ahead of World Mental Health Day on Oct. 10, former NFL player turned therapist Jay Barnett — a survivor of two suicide attempts — has doubled down on his commitment to changing the narrative when it comes to Black men...
Shanique Yates 5 Oct 2021.

OUR STORY

The founder of MentalHappy is a Y Combinator alum


Y Combinator-backed MentalHappy app launches to make mental healthcare accessible
Amanda Silberling @asilbwrites / 3:33 PM GMT+1 • October 12, 2021
Comment

Tamar is a **Y Combinator alum**. Based on personal experiences and her more than seven years of experience in People Operations, Tamar understands the challenges people face in finding the emotional support they need to lead more fulfilling, happier, healthier lives.

Tamar launched her first peer-support organization for her fellow high school classmates, an effort that earned her recognition from **The White House**.

Her work with MentalHappy has appeared in major publications such as Forbes, Nasdaq, TechCrunch, Silicon Valley Business Journal, and the CIPA award-winning

book "Impact Founder". She earned her MBA after graduating from Florida State University with a dual degree in Sociology and Economics.

THE BUSINESS MODEL

Health professionals love us

| My clients are happy and so am I.

- Licensed Professional Counselor, Ph.D

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Why? Our platform can offer a considerable revenue stream for qualified health and wellness professionals, depending on their rate & group size.

A professional running a support group of 75 members charging $20 per member could earn up to **$1500 a month or more**.

We charge a 10% fee from their monthly earnings on the app. The MentalHappy App gives the professionals a **safe and secure** place to facilitate open dialogue via chat or virtual meetings, teach helpful topics and resources, and offer practical tips and support to group members. We give the professionals space to do what they do best and avoid professional burnout.



WHY INVEST

Join our top Silicon Valley Investors



$1,200,000
TOTAL RAISED


Including investment Led by
Northwestern Mutual Ventures

We are backed by **Y Combinator**, **Index Ventures**, Social Impact Capital, Chai Angels, and more amazing venture firms and angels.

We recently raised a total of **$1.2M in seed funding, including investments led by Northwestern Mutual Future Ventures**.

We intend to use this funding plus the funds raised towards onboarding more health and wellness professionals, ramping up our partnership efforts, etc.


Michael Seibel,
01:21

OUR MISSION

Our entire world is in a mental health crisis and MentalHappy offers a globally scalable solution. Join us in our mission of expanding mental wellness access to over 1 billion people worldwide.


Anxiety Management
Grief Support Group
Caregiver Support
Life after Military Support
Life after Divorce
Injury Healing Support
Support with addiction
Men's Support Group
LGBTQIA+ Support
Aging Support Group

In the Press

   



SHOW MORE

Meet Our Team



Tamar Blue

Founder, CEO, and Director

Tamar Blue, is a Y Combinator alum and founder and CEO of MentalHappy– a mental health platform helping individuals overcome challenging life events via professionally-led peer support groups. With a mission to make mental health care accessible, affordable and stigma-free, MentalHappy utilizes a variety of health and wellness professionals – thereby expanding mental health care. Tamar's passion dates back over 20 years, when she started a peer-support organization to support classmates experiencing bullying, combined with her personal struggles with anxiety.

 





Amy Leo

Chief Psychologist

Amy is a featured expert writer, published author, and speaker across various platforms such as ABC, Huffington Post, Amazon.com, Marriage.com, and Elephant Journal. She has over 15 years of experience as a therapist with a keen focus on positive psychology. She worked with individuals, couples, and leaders all over the world, teaching them how to make their minds work for them instead of against them. The core result of her work is that her clients experience resilience and clarity of mind that they use to guide their decisions as they deal with real-world challenges such as stress, loneliness, depression, separation, loss, and injury/illness. Amy is also an alum of the prestigious Johns Hopkins University where she received her degree in psychology.



Offering Summary

Company :	MentalHappy Inc.
Corporate Address :	2193 Fillmore St, 15, San Francisco, CA 94115
Offering Minimum :	$9,999.12
Offering Maximum :	$534,989.52
Minimum Investment Amount (per investor) :	$497.76

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	1,366
Maximum Number of Shares Offered :	73,086
Price per Share :	$7.32
Pre-Money Valuation :	$7,013,240.76

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all

Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family:

Invest within the first 72 hours and receive 15% bonus shares with your investment.

Super Early Bird:

Invest within the first week and receive 10% bonus shares with your investment.

Early Bird:

Invest within the two weeks and receive 5% bonus shares with your investment.

Amount-Based:

Tier 1: $500+

Invest $500 or more and receive a MentalHappy Laptop Sticker and a thank you note from the CEO.

Tier 2: $1,000+

Invest $1,000 or more and receive a thank you Wellness Kit that includes luxury holistic products for you and a handwritten personal note from our CEO.

Tier 3: $2,500+

Invest $2,500 or more and receive a Wellness Retreat Day with the CEO, team, and other investors at this level.

Tier 4: $5000+

Invest $5,000 or more and receive 5% bonus shares and a phone call from the CEO.

Tier 5: $10,000+

Invest $10,000 or more and receive 10% bonus shares and a private investor dinner in San Francisco, CA. Transportation is not included.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

MentalHappy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.32 / share, you will receive and own 110 shares for $732. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Hi, I'm Tamar Blue, founder and CEO of MentalHappy. MentalHappy was born out of my journey to overcome anxiety. Talking about anxiety, depression, or any other vulnerability is not easy. No one wants to talk about it for fear of being shamed, labeled, or even seen as weak, but you're not alone. Roughly 1 billion people suffer from some kind of mental struggle. And in the United States, mental health-related issues cost more than 300 billion in lost productivity annually. Our mission is to help young adults improve their mental well-being and find happiness within themselves. We created a safe online space for finding tools and social support for improving mental well-being. Tools include self-guided training content for building resilience, peer groups for positive encouragement, and licensed professionals who offer helpful tips and courses. We've already helped more than a hundred thousand people find a community of support. We've transformed many lives with our tools, including our wellness kids.

Our tools and community are built by world-class health professionals. Now more than ever, people are speaking up about the importance of mental well-being and the need for tools beyond apps. That's why Y Combinator backed our company and the CEO of why Combinator Michael Sibel personally invested in our company. Based on our knowledge, we believe we will face a pandemic level rising in mental and overall health crisis. One way to help flatten this curve is to take care of our mental well-being. Now MentalHappy's vision is to be the leader of preventative care through holistic well-being, starting with a healthy mind. Thank you so much for watching this video and thank you for joining us in this journey.

The Business Model Section Video

Hi everyone. I'm Dr. Hardy, Jeanette Esquival, Sarah Pellizarri, Dr. April Givens.

This group is an opportunity for you to learn so many tips, coping skills, things to deal with anxiety.

All the things related to the emotional components of a fertility journey.

In this group, we will be normalizing self care.

Why Invest Section Video

You said, I have a business to help me make it even better. And then that's a very, very compelling pitch.

Amazing. And for some of our investors, who maybe don't know, you invested in MentalHappy personally. So, can you tell us why? Were you crazy that day? Like what happened?

Sure. So, for me, when I'm trying to make investments in YC companies, I think oftentimes who will get a little too caught up in exactly where the company is at this moment and exactly where the plan is at this moment. And I've seen enough YC companies to know that things change, personally and in my startup, things change drastically, and in many YC startups, things change

drastically. So, what I really look for are founders who are not going to give up, and founders have a deep tie to what they're working on and their mission, and founders that just feel like unstoppable forces and you know, with you Tamar that shined. And so. for me, when I see founders like that, I think I wanna support them because I think they're gonna make the world a better place if they're successful. And that's really why I'm in this game in the first place.

Amazing. Thank you so much. We are happy that you chose us as one of your portfolio companies.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:04 AM 01/04/2016
FILED 11:04 AM 01/04/2016
SR 20160012785 - File Number 5929252

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
of
MENTALHAPPY INC.
A STOCK CORPORATION

ARTICLE I

The name of the corporation is MentalHappy Inc. (the "Corporation").

ARTICLE II -- REGISTERED AGENT

The address of the Corporation's registered office in the state of Delaware is to be located at *16192 Coastal Highway, in the City of Lewes, County of Sussex, Zip Code 19958.* The name of its registered agent at such address is Harvard Business Services.

ARTICLE III -- PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV -- AUTHORIZED STOCK

1. **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, each with a par value of $0.0001 per share. 8,000,000 shares shall be Common Stock, 2,000,000 shares shall be Preferred Stock.

2. **Preferred Stock.**

(a) The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law.

(b) The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock.

(c) The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V -- TERMS OF STOCK

1. **Common Stock.** The rights, preferences, and privileges granted to and imposed on the common stock are as follows:

(a) **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors out of assets or funds of the

Corporation legally available therefor, and shall share equally on a per share basis in all such dividends.

(b)   **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation or the occurrence of a Liquidation Transaction, the assets of the Corporation , either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights, if any, the assets of the Corporation shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)   **Redemption.** The Common Stock is not redeemable.

(d)   **Voting Rights.** Each holder of Common Stock shall be entitled to ten (10) votes per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware. Cumulative voting shall be permitted.

(e)   **Protective Provision.** The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote at a stockholders meeting or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Common Stock, amend, alter, repeal or waive Sections 1(a) – (e) of this Article V.

ARTICLE VI-- CONDUCT OF CORPORATE AFFAIRS

1.   **Stockholder Action by Written Consent**. Until the Final Conversion Date, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation entitled to vote thereon were present and voted. Effective on and after the Final Conversion Date, subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

2.   **California General Corporation Law.** To the extent that Sections 502, 503 or 506 of the California General Corporation Law apply to the Corporation, the holders of Preferred Stock expressly waive their rights, if any, as described in Sections 502, 503 and 506 of the California General Corporation Law as they might apply to the Corporation. Notwithstanding the foregoing, the Corporation does not make any admission or concede in any way that such sections of the California General Corporations Law currently or in the future may apply to the Corporation.

ARTICLE VII– BOARD OF DIRECTORS

1.   **Role**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors ("Board").

2.   **Vote by Ballot**. Elections of directors need not be written by ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless otherwise provided in the Bylaws of the Corporation.

3.   **Advance Notice of Nominations**. Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

4.   **Board Size**. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of authorized directors constituting the Board (the "***Whole Board***") shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board.

5.   **Removal of Directors**. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

6. **Vacancies.** In the event of a vacancy on the Board of Directors created by the resignation, death or removal of a Director, such vacancy shall be filled exclusively: (i) by the Corporation's Board of Directors, or (ii) by vote or written consent of the holders of a majority of the voting power of the Common Stock, then outstanding.

ARTICLE VIII– AMENDMENT OF BYLAWS

In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE IX – DIRECTOR & OFFICER LIABILITY

1. **Limitation of Liability**. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. **Indemnification**. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

3. **Change in Rights**. Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X – CERTIFICATION

The name and mailing address of the incorporator are as follows:

Tamar B. Lucien
1750 N. Congress Ave., #C103
West Palm Beach, FL, 33401

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true.

Executed on 12/21/2015.



/s/ [signature]
Tamar B. Lucien, Incorporator